UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing the following:

1)	Entry into a Material Definitive Agreement.

On April 19, 2020, the Company entered into Warrant Exercise Letters (the “Exercise Agreement”), with certain institutional investors (the “Holders”) holding the Company’s warrants to purchase an aggregate of up to 20 million of the Company’s ADSs (the “Exercise ADSs”), at an exercise price of $0.325 per ADS (the “2020 Registered Warrants”), previously issued in a public offering pursuant to a registration statement on Form F-1 (File No. 333-235729) that was consummated in March 2020, pursuant to which the Holders agreed to exercise their 2020 Registered Warrants in full, for gross proceeds (before deducting placement agent fees and expenses) the Company of approximately $6.5 million (the “Exercise Proceeds”).

Under the Exercise Agreement, the Company also agreed to issue to the Holders in a private placement new unregistered warrants to purchase up to an aggregate of approximately 22 million ADSs at an exercise price of $0.325 per ADS (the “New Warrants”). The New Warrants are exercisable immediately and have a term of exercise period of five and one-half (5.5) years from the date of the issuance. Each Holder (together with its respective affiliates) may not exercise any portion of the New Warrants to the extent that the Holder would own more than 4.99% (or, at the Holder’s option upon initial issuance, 9.99%) of the Company’s outstanding Ordinary Shares immediately after exercise. However, upon at least 61 days’ prior notice from the Holder to the Company, a Holder with a 4.99% ownership blocker may increase the amount of ownership of outstanding Ordinary Shares after exercising the Holder’s New Warrant up to 9.99% of the number of the Company’s Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the New Warrant.

H.C. Wainwright & Co. (“HCW”) acted as the exclusive placement agent in connection with the Exercise Agreement pursuant to that certain engagement agreement, dated as of April 17, 2020, between the Company and HCW (the “Engagement Agreement”). Pursuant to the Engagement Agreement, in connection with the Exercise Agreement, upon closing of the transaction, the Company agreed to pay HCW a cash transaction fee and a management fee equal to 7.0% and 1.0%, respectively, of the Exercise Proceeds (excluding any proceeds from the exercise of the New Warrants issued in the offering). The Company will also reimburse HCW for out-of-pocket expenses of up to $50,000 (including a non-accountable expense allowance of $20,000), and $12,900 for the clearing expenses.

In addition, we have agreed to issue to HCW or its designees warrants, or the HCW Warrants, to purchase up to 1,400,000 ADSs (which represents 7.0% of the aggregate number of Exercise ADSs) which will have the same terms as the New Warrants except for an exercise price of $0.40625 per ADS (equal to 125% of the exercise price per Exercise ADS).

The Company also agreed to file a registration statement covering the resale of the ADSs underlying the New Warrants and the HCW Warrants (together the “Warrants”) within thirty (30) days. The Warrants or the ordinary shares represented by ADSs issuable upon exercise of the Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Warrants were issued in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, including Rule 506 of Regulation D promulgated thereunder. The Company made this determination based on the representations that each party is an “accredited investor” within the meaning of Rule 501 of Regulation D.

The Company has previously agreed to pay a previous placement agent, which engagement was terminated on March 2, 2020, a tail fee consisting of (i) a cash compensation equal to 1.25% of the gross proceeds raised in any underwritten public offering or a private placement of our securities with non-Israeli investors, such fee to be partially offset from the management fee payable to HCW, which equals 1.0% of the gross proceeds raised in such transaction, and (ii) the number of ADSs equal to in value 1.25% of the gross proceeds from such investors for a period of 6 months following the termination of the engagement of the previous placement agent. The total tail fee payable to the previous placement agent in connection with the warrant exercise and the placement of the New Warrants is expected to be a cash compensation of $81,250 (offset by $65,000 deducted from management fee payable to Wainwright) and 250,000 ADSs.

After deducting the fees due to the placement agent, estimated offering expenses, and the tail fee to the previous placement agent, the Company expects the net proceeds from this offering to be approximately $5.8 million. The Company expects to use the proceeds of the exercise of the 2020 Registered Warrants to fund the development of its oncology therapeutic candidates and for general working capital purposes.

The foregoing is a summary of the terms of the Warrants, the HCW Engagement Letter and the Exercise Agreement and does not purport to be complete. The foregoing summary is qualified in its entirety by reference to the full text of the Forms of New Warrant, HCW Warrant, HCW Engagement Letter and the Exercise Agreement, copies of which are filed herewith as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

On April 20, 2020 the Company issued a press release, “Kitov Pharma Ltd. Announces Cash Proceeds of $6.5 Million from Exercise of Warrants”, which is attached hereto as Exhibit 99.5.

Exhibit 99.1	Form of New Warrant
Exhibit 99,2	Form of HCW Warrant
Exhibit 99.3	HCW Engagement Letter
Exhibit 99.4	Form of Warrant Exercise Agreement
Exhibit 99.5	Press Release

2)	Extension of Second Nasdaq Compliance Period.

On April 17, 2020, the Company received notification from the Nasdaq Listing Qualifications Department that due to the extraordinary market conditions, Nasdaq has decided to toll the requirements for bid price and market value of publicly traded companies through June 30, 2020, and therefore the Company has been granted an extension of its Second Compliance Period (as defined below), from July 6, 2020 until September 18, 2020 in order to regain compliance with the minimum $1.00 bid price per share Nasdaq listing requirement.

On July 8, 2019, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of our ADSs for the last 30 consecutive business days, we did not meet the minimum bid price of $1.00 per share required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2). We were not able to regain compliance with this requirement within the 180-day period ending on January 6, 2020. However, on January 7, 2020, we were granted an additional 180-day compliance period ending on July 6, 2020 (the “Second Compliance Period”). The Nasdaq determination to grant the Second Compliance Period was based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other Nasdaq initial listing standards, with the exception of the bid price requirement, and our written notice of our intention to cure the deficiency during the Second Compliance Period by effecting a reverse share split, if necessary.

According to the Nasdaq notice delivered to the Company, if at any time before September 18, 2020, the closing bid price of our American Depository Shares is at $1.00 per ADS or more for a minimum of 10 consecutive trading days, we will regain compliance with the minimum $1.00 bid price per share Nasdaq listing requirement.

In the event we do not regain compliance during the Second Compliance Period (as extended), Nasdaq will provide notice that our securities will be subject to delisting. At that time, we may appeal Nasdaq’s delisting determination to a Nasdaq Listing Hearings Panel. We intend to continue actively monitoring the bid price of our ADSs between now and the expiration of the extended Second Compliance Period and will consider available options to resolve the deficiency and regain compliance with the minimum bid price requirement, including a reverse share split, if necessary.

This current notification from Nasdaq has no immediate effect on the listing or trading of Kitov’s American Depository Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “KTOV”.

Forward-Looking Statements and Registrant’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Report on Form 6-K speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117 and 333-211477), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333- 333-235327), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

April 20, 2020	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

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